

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

February 17, 2009

Meadow Valley Corporation
Attention: Mr. David D. Doty, Chief Financial Officer
4602 East Thomas Road
Phoenix, Arizona 85018

Re: Meadow Valley Corporation
Preliminary Proxy Statement on Schedule 14A, As Amended
Filed September 19, 2008
File No. 000-25428

Schedule 13E-3, As Amended
Filed September 19by the Filing Persons
File No. 005-48695

Dear Mr. Doty:

We have completed our review of your preliminary proxy statement and Schedule 13E-3 and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director